SECURITIES AND EXCHANGE COMMISSION

06009232

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 31881

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2005 (MM/DD/YY) AND ENDING March 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brian Cohn, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5525 Sherier Place NW
(No. and Street)

Washington, (City) DC (State) 20016 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED JUN 30 2006 WASH. D.C. 152

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Cohn (202) 364-3100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Co., CPAs P.C.
(Name – *if individual, state last, first, middle name*)

120 Broadway (Address) New York, (City) NY (State) 10271 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUL 10 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Cohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brian Cohn, Inc., as of March 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

SONIA M. MARQUEZ
NOTARY PUBLIC DISTRICT OF COLUMBIA
My Commission Expires September 30, 2008

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN COHN, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2006

Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

TODMAN & CO., CPAS, P.C.

Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITOR'S REPORT

To the Officers and Directors of
Brian Cohn, Inc.
5525 Sherier Place, NW
Washington, DC 20016

We have audited the accompanying statement of financial condition of Brian Cohn, Inc. as of March 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures assessing the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Brian Cohn, Inc. as of March 31, 2006, in conformity with U.S. generally accepted accounting principles.

Todman & Co., CPAs, P.C.

New York, New York
June 13, 2006

BRIAN COHN, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2006

ASSETS

Cash and cash equivalents	$	9,997
Security owned, at market value		80,080
Loan receivable – officer		9,278
Total assets	$	99,355

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accrued expenses	$	10,700
Commitments and contingencies		
Stockholders' equity		
Common stock, no par value		
Authorized: 1,000 shares		
Issued and outstanding: 105.2635 shares		55,000
Additional paid-in capital		25,500
Retained earnings		8,155
Total stockholders' equity		88,655
Total liabilities, and stockholders' equity	$	99,355

The accompanying notes are an integral part of these financial statements.

BRIAN COHN, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2006

Note 1 - Nature of Business and Summary of Significant Accounting Policies

(a) Nature of Business

Brian Cohn, Inc. (the "Company") is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is primarily engaged in investment banking and advisory activities. The Company is a registered member of the National Association of Securities Dealers, Inc. ("NASD").

The Company operates under the provisions of Paragraph (k)(2)(I) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule.

(b) Investment Advisory Income

Investment advisory fees are recognized as earned on a pro rata basis over the term of the Company's agreement or contract.

(c) Investment Banking

Investment banking income includes gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an agent or underwriter. Also included are fees earned from providing merger-and-acquisition and financial restructuring advisory services. Fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

(d) Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

(e) Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less, other than securities held for sale in the ordinary course of business.

(f) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Security Owned, at Market Value

Consists of a corporate stock valued at $80,080 at March 31, 2006.

BRIAN COHN, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2006

Note 3 - Net Capital Requirements

The capital ratio was 19%, versus an allowable maximum of 1500%, under the rules of the SEC. The Company's net capital requirement under SEC rule 15c3-1 is $5,000. The net capital as computed was $56,544, leaving capital in excess of requirements in the amount of $51,544.

Note 4 - Related Party Transactions

At March 31, 2006, the sole stockholder had an outstanding loan from the Company including interest at 6% per annum totaling $9,278.

Note 5 – Subsequent Event

During the period between March 31, 2006 and June 13, 2006, there was a decline in the market value of the securities owned. As of June 13, 2006, the value of the security owned is $48,560.

A copy of the Company's statement of financial condition as of March 31, 2006, pursuant to SEC rule 17a-5, is available for inspection at the Company's office and at the regional office of the SEC.